Via EDGAR and Overnight Delivery

October 28, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig Arakawa

Re:                             Boot Barn Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 20, 2014

CIK No. 333-199008

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to the comment received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 24, 2014 with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).

On behalf of the Company, we are concurrently filing, via EDGAR, Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) solely for the purposes of (i) filing or refiling Exhibits thereto in response to the Staff’s comment below and (ii) updating the audit report of the Company’s independent auditors contained in the prospectus included therein.  Courtesy copies of this letter and Amendment No. 3, including marked copies showing the changes made to Amendment No. 2 to create Amendment No. 3, are being submitted to you by overnight courier.

For the convenience of the Staff, the numbered paragraph below corresponds to the numbered comment in the Staff’s letter noted above. The Staff’s comment is presented in italics and is followed with the Company’s response.

Exhibits

1.                                      We partially reissue comment two from our letter dated October 16, 2014 relating to the Form S-1.  We continue to note you have not attached Exhibit 1.2(b) to Exhibit 10.10.  We note that Schedule I to Exhibit 6.10(a) to Exhibit 10.10 is incomplete, even though this agreement was entered into concurrently with Exhibit 10.10.  This also applies to Exhibit 10.13 as it relates to Schedule I to Exhibit 6.10(a).  We also reissue the comment with respect to Exhibit 10.8.

The Company hereby advises the Staff that Exhibit 10.10 has been refiled with Amendment No. 3 to insert into exhibit 1.2(b) to that agreement the Form of Borrowing Base Certificate previously referenced in that exhibit 1.2(b).

The Company also advises the Staff that the Form of Intellectual Property Security Agreement attached as exhibit 6.10(a) to the agreements constituting each of Exhibits 10.10 and 10.13, together with Schedule I thereto, as previously filed, constitutes the complete exhibit 6.10(a) to those agreements.  Concurrently with the execution of those agreements, subsidiaries of the Company entered into separate Trademark Security Agreements in substantially the form of exhibit 6.10(a).  Those separate agreements, which relate solely to trademarks (as the Company did not have any registered patents or copyrights), have now been filed as Exhibits 10.10(b) and 10.13(b) to Amendment No. 3.  No other similar security agreements were entered into at that time.

The Company further advises the Staff that the Company has filed, as new Exhibit 10.18(b) to Amendment No. 3, the pricing plan regarding tenant improvements prepared by H. Hendy Architects, as modified by Addendum A and Addendum B thereto.  This restated version of the pricing plan, which indicates by marks therein all Addendum A and Addendum B modifications, is the document referenced in Exhibit X to the lease that formerly constituted Exhibit 10.8 to the Registration Statement on Form S-1 and now constitutes Exhibit 10.18.

The Company believes that it has now filed as Exhibits to the Registration Statement on Form S-1all documents referenced in the agreements and related exhibits constituting Exhibits 10.10, 10.13 and 10.18 (formerly Exhibit 10.8) to the Registration Statement on Form S-1.

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer at the Company, at (949) 453-4403 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp
Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc.
Johnny Skumpija, Cravath, Swaine & Moore LLP